



Marius Domokos

General Counsel

San Francisco Bay Area

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Vindicia

 **University of California, Berkeley - School of Law**

 **See contact info**

 **500+ connections**

Outside General Counsel and Executive Legal Adviser for Companies in the Payments, FinTech/Commerce/Omnichannel, SAAS, Data, and Semiconductor/IT Industries

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Articles & activity

960 followers



Using Insurance to Close the Liability Gap in the…

Marius Domokos
Published on LinkedIn

Many companies in the Commerce and SAAS industries are systematically accruing commercial, legal and regulatory risks and liabilities in the course of their business …see more

4 Likes • 1 Comment

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Amazing experience, Andrew, fully earned! Congratulations!!!
Marius commented

Good article. Another important asset of an effective General…
Marius commented

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Experience

GC / Lead Counsel

Vindicia

Mar 2017 – Present · 1 yr 6 mos

San Francisco Bay Area

Strategic adviser in Payments, SAAS, Telecommunications, PCI Compliance and Privacy.



General Counsel

TRAY

Feb 2018 – Present · 7 mos

Greater San Diego Area

Manage general Legal issues for Tray, a leader in the enterprise Point of Sale (POS) space. Tray deploys a cloud-based POS platform that combines Android mobile terminals and a comprehensive omnichannel stack.


Leap Motion

General Counsel
Leap Motion
Jan 2018 – Present   · 8 mos
San Francisco Bay Area

Manage general Legal issues for leader in Augmented Reality (AR) and Virtual Reality (VR) technology. Strategic transactions for deployment of AR/VR technology in Consumer applications, Medical industry, and other segments.


Silicon Valley Skyline, LLP

General Counsel / Founder
Silicon Valley Skyline, LLP
Jan 2017 – Present   · 1 yr 8 mos
Palo Alto, California

Act as General Counsel and Executive Legal Advisor for private and public companies in the Payments / Commerce / SAAS spaces.

Wide range of transactions and regulatory activities in the Commerce space, inclu... See more


Revel Systems, Inc.

General Counsel / VP Corporate Development
Revel Systems, Inc.
2013 – Dec 2016   · 3 yrs
San Francisco / Silicon Valley

Handle corporate development, strategic business relationships and legal matters across the Point of Sale (POS) and electronic payments industries. Work with the executive team to position the company as the preeminent provider of new generation POS solutions for both SMBs and Enterprises while revolutionizing commerce and data monetization.... See more

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Education


University of California, Berkeley

University of California, Berkeley - School of Law
JD, Technology Law
1997 – 2000


University of Southern California

University of Southern California
MS, Electrical Engineering
1995 – 1996


University of Southern California

University of Southern California
BS, Electrical Engineering
1991 – 1995

Skills & Endorsements

Mergers & Acquisitions · 31


Endorsed by **Irina Anghel-Enescu and 5 others** who are highly skilled at this


Endorsed by **6 of Marius' colleagues at Revel Systems**

Corporate Governance · 12

Endorsed by **Tim French and 1 other who is highly skilled at this**

Endorsed by **2 of Marius' colleagues at Revel Systems**

Board of Directors · 4

Michael A. Gaynor and 3 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (2)


Paul Durdik
Patent Attorney at Haynes Beffel & Wolfeld LLP
May 12, 2008, Paul was a client of Marius'

Marius is a member of a super litigation team that procured an amicable and favorable settlement of a complex matter for our company.